FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                           PURSUANT TO RULE 13A-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                        FOR THE MONTH OF   FEBRUARY, 2002
                                         -------------------


                              INSIDE HOLDINGS INC.
                              --------------------
                 (Translation of registrant's name into English)

            Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
            ---------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X       Form 40-F
                                   ---                ----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes      No  X
                                     ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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THE  COMPANY,  A  FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER
THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

ATTACHED  IS  A  COPY  OF  A  NEWS  RELEASE  ISSUED  BY  THE  COMPANY.

February 28, 2002

PRESS RELEASE

INSIDE HOLDINGS INC.                                       OTC BB SYMBOL: IHLGF
1260-609 Granville Street
Vancouver, B.C. V7Y 1G5
Tel. (604) 687-0888 Fax. (604) 685-7485


Eric Collins and Richard King have been appointed to the board of directors of the Company. Kevin Winter has been appointed president and chief executive officer.

William McCartney, Leonard Petersen and Murray Oliver have resigned from the board of directors of the Company. Mr. Petersen has resigned as president and chief executive officer.

The Company has agreed to issue 3 million common shares at U.S.$0.05 per share to companies controlled by Mr. Collins and Mr. King for total proceeds of U.S.$150,000, which will be used for general working capital purposes. Upon completion, the Company will have 9,735,300 common shares issued and outstanding.

Consensus Investments Limited will acquire 1,500,000 shares and will then own 1,825,000 shares representing 18.7% of the issued and outstanding common shares of the Company. Consensus is controlled by Mr. Collins, a new director of the Company.

Nottinghill Resources Limited will also acquire 1,500,000 shares representing 15.4% of the issued and outstanding common shares of the Company. Nottinghill is controlled by Mr. King, a new director of the Company.

The trades of the securities are to be conducted in private transactions and the acquisitions by Consensus and Nottinghill are for investment purposes.


ON BEHALF OF THE BOARD OF DIRECTORS

Kevin Winter, Director


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           INSIDE HOLDINGS INC.



Date:  February 28, 2002                By:  /s/  Kevin Winter
      ------------------                    -----------------------
                                            Name: Kevin Winter
                                            Title: President


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